Exhibit 99.7

Americas Gold and Silver Corporation Reports Third Quarter 2022 Results

TORONTO--(BUSINESS WIRE)--November 11, 2022--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the quarter ended September 30, 2022.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR profile at www.sedar.com, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Highlights

  Revenue of $18.3 million and net loss of $24.6 million for Q3-2022, or an attributable loss of $0.12 per share1, including a $13.4 million impairment charge to Relief Canyon. These results represent an increase of $7.4 million in revenue due to higher silver equivalent production and an increase in net loss of $6.0 million compared to Q3-2021, mainly due the impairment charge taken to the property, plant and equipment at Relief Canyon, lower metals prices, higher cost of sales, higher foreign exchange loss, and higher income tax expense, offset in part by lower care and maintenance costs and gain on fair value of metals contract liability.
  There has been no material change in the Relief Canyon operations since the suspension of operations in August 2021 and the mine continues to recover gold from the existing heap while continuing technical studies. However, the Company determined an impairment indicator existed at the end of Q3-2022, resulting in an impairment charge on Relief Canyon's property, plant and equipment carrying value of $13.4 million based on the decrease in valuation on market comparable gold equivalent ounces during the quarter.
  Subsequent to the quarter end, the Company amended certain terms of its existing RoyCap convertible debt to provide additional liquidity and ensure the Galena Hoist project can remain on-time and be fully funded. The Galena Hoist project remains on track with commissioning scheduled to begin in December 2022.
  The Company previously reported Q3-2022 consolidated attributable production of approximately 331,000 silver ounces and 1,339,000 silver equivalent2 ounces. Silver production increased by 92% year-over-year and increased 11% quarter-over-quarter. Silver equivalent production increased by 365% year-over-year and was comparable quarter-over-quarter.
  Year-to-date, consolidated attributable production totalled approximately 931,000 silver ounces and 3,957,000 silver equivalent ounces at a cash cost per silver ounce3 of approximately negative $0.39 per ounce and consolidated all-in sustaining cost per silver ounce3 of $7.51 per ounce.
  The Company's 2022 silver production is expected to be at the lower end of 1.4 – 1.8 million ounces guidance range and at the higher end of silver equivalent guidance range of 4.8 – 5.2 million ounces. The Company chose to prioritize mining the base metal rich Main Zone and delayed production from the higher-grade silver Upper Zone at the Cosalá Operations given lower silver prices YTD. Further increases in silver production to a range of 3.4 – 3.8 million ounces and silver equivalent production to 7.0 – 7.4 million ounces are projected for 2024, representing increases of approximately 425% and 380%, respectively, compared with 2021 production.

“While the entire precious metals industry continues to be challenged in the current macro environment, the Company is optimistic for the remainder of 2022 and a strong start to 2023,” stated Americas President and CEO Darren Blasutti. “With the recent upward movement in silver prices, coupled with a projected increase in silver production at both of our operations with San Rafael expected to mine the higher-grade Upper Zone and the Galena Complex exploiting more higher-grade silver stopes, the fourth quarter is expected to be the best silver production quarter of the year. The completion of the Galena Hoist is projected to add operational flexibility and significantly increase production at the Galena Complex moving forward. The Company anticipates a strong finish to the year in Q4-2022 with silver equivalent production for the year expected to be meet or exceed the upper end of the guidance range of 4.8 to 5.2 million ounces.”

Cosalá Operations

The Cosalá Operations had a strong quarter in Q3-2022. During another full quarter of production in Q3-2022, the Cosalá Operations produced approximately 186,000 ounces of silver, 9.4 million pounds of zinc and 3.8 million pounds of lead. Cash costs per silver ounce and all-in sustaining costs per silver ounce were negative $4.43 and positive $4.35, respectively. Cash costs increased during the quarter due to lower by-product credits given lower zinc and lead prices compared to the first half of the year.

The Company continued to focus in Q3-2022 on mining the higher-grade zinc and lower-grade silver areas of the Main Zone to maximize revenue generated by the Cosalá Operations. The Company expects silver production to increase in Q4-2022 with a growing contribution from higher-grade silver areas in the Upper Zone of the San Rafael mine. As a result of mining a higher proportion of ore from the Main Zone, silver production from the Cosalá Operations for the year is expected to be at the lower end of the projected range of 0.7 to 0.9 million silver ounces while zinc and lead production are expected to be towards the upper end of the projected ranges of 36 to 40 million pounds and 13 to 15 million pounds, respectively.

Galena Complex

Attributable production from the Galena Complex was approximately 145,000 ounces of silver and 2.1 million pounds of lead in Q3-2022. Silver production was lower than anticipated in Q3-2022. In Q3-2022, production out of two high production stopes on the 5200 level was slowed by unexpected poor quality cemented backfill which required some remedial work (now completed). Silver production is expected to increase in Q4-2022 as new higher-grade silver copper stopes come on-line.

Cash costs per silver ounce and all-in sustaining costs (excluding the Galena Hoist project) per silver were $28.51 and $37.00, respectively. Cash costs per silver ounce and all-in sustaining costs per silver ounce at the Galena Complex are anticipated to improve significantly with the completion of the Galena Hoist project as most of the operating costs are fixed and are expected to decrease on a per silver ounce basis assuming expected higher silver and lead production beyond 2022.

The outlook for attributable metal production from the Galena Complex in fiscal 2022 remains unchanged and is expected to be 0.7 to 0.9 million silver ounces and 9 to 11 million pounds of lead.

The Company anticipates installation of the Galena Hoist before the end of November with commissioning to commence in December 2022. All concrete pours for the project are complete, electrical installation has commenced and all major hoist components have been delivered to site. The Galena Hoist will increase hoisting capacity at the operation and improve operational flexibility for the remainder of Galena’s mine life.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the expected timing and completion of the Galena Hoist project and the expected operational and production results therefrom, including the anticipated improvements to the cash costs per silver ounce and all-in sustaining costs per silver ounce at the Galena Complex following completion; mining and processing operations at the Cosalá Operations continuing, including expected production levels and the continuity of legal access for employees and contractors; the Company’s production, development plans and performance expectations at the Relief Canyon Mine, including the timing and conclusions of the technical studies, data compilation and analysis occurring at Relief Canyon intended to address metallurgical challenges at Relief Canyon and the potential for reassessment of the remaining carrying value of the Relief Canyon asset; and any statements regarding the impairment of mining interests and subsequent recovery or in-creased impairments taken. Guidance and outlook contained in this press release was prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no adverse impacts to operations from the COVID 19 pandemic, no further adverse impacts to the Cosalá Operations from blockades, and completion of the Galena Hoist project on its expected schedule and budget, and the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below. The ability to maintain cash flow positive production at the Cosalá Operations through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena Hoist project on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the Q3-2022 condensed interim consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic, including the emergence of new strains and/or the resurgence of COVID-19, actions that have been and may be taken by governmental authorities to contain the COVID-19 pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

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1 The Company uses the financial measure “net loss per share” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

Net loss per share is consolidated net loss divided by the weighted average number of common shares outstanding during the period.

Reconciliation of Net Loss per Share
	Q3-2022	Q3-2021	YTD-2022	YTD-2021
Consolidated net loss ('000)	$(24,657)	$(18,603)	$(34,231)	$(128,185)
Divided by weighted average number of common shares outstanding	184,892,109	144,515,250	179,574,331	135,301,385
Net loss per share	$(0.13)	$(0.13)	$(0.19)	$(0.95)

2 Silver equivalent ounces for the 2022 guidance and 2004 outlook references were calculated based on $22.00/oz silver, $0.95/lbs lead and $1.30/lbs zinc throughout this press release. Silver equivalent ounces for Q3-2022, Q2-2022 and prior periods in fiscal 2021 were calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period throughout this press release.

3 This metric is a non-GAAP financial measure or ratio. The Company uses the financial measures “Cash Costs”, “Cash Costs/Ag Oz Produced”, “All-In Sustaining Costs”, and “All-In Sustaining Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs and total costs of operations. Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining costs is the cash costs plus all development, capital expenditures, and exploration spending.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced[1]
	Q3-2022	Q3-2021[2]	YTD-2022	YTD-2021[2]
Cost of sales ('000)	$17,434	-	$50,540	-
Less non-controlling interests portion ('000)	(3,599)	-	(10,517)	-
Attributable cost of sales ('000)	13,835	-	40,023	-
Non-cash costs ('000)	(18)	-	(1,743)	-
Direct mining costs ('000)	$13,817	-	$38,280	-
Smelting, refining and royalty expenses ('000)	5,687	-	17,761	-
Less by-product credits ('000)	(16,187)	-	(56,402)	-
Cash costs ('000)	$3,317	-	$(361)	-
Divided by silver produced (oz)	331,304	-	930,848	-
Cash costs/Ag oz produced ($/oz)	$10.01	-	$(0.39)	-
Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	Q3-2022	Q3-2021[2]	YTD-2022	YTD-2021[2]
Cost of sales ('000)	$8,435	-	$24,247	-
Non-cash costs ('000)	231	-	(1,190)	-
Direct mining costs ('000)	$8,666	-	$23,057	-
Smelting, refining and royalty expenses ('000)	4,929	-	15,113	-
Less by-product credits ('000)	(14,419)	-	(49,785)	-
Cash costs ('000)	$(824)	-	$(11,615)	-
Divided by silver produced (oz)	186,062	-	440,632	-
Cash costs/Ag oz produced ($/oz)	$(4.43)	-	$(26.36)	-
Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q3-2022	Q3-2021[2]	YTD-2022	YTD-2021[2]
Cost of sales ('000)	$8,999	-	$26,293	-
Non-cash costs ('000)	(415)	-	(922)	-
Direct mining costs ('000)	$8,584	-	$25,371	-
Smelting, refining and royalty expenses ('000)	1,264	-	4,414	-
Less by-product credits ('000)	(2,947)	-	(11,028)	-
Cash costs ('000)	$6,901	-	$18,757	-
Divided by silver produced (oz)	242,070	-	817,026	-
Cash costs/Ag oz produced ($/oz)	$28.51	-	$22.96	-

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced [1]
Q3-2022	Q3-2021[2]	YTD-2022	YTD-2021[2]
Cash costs ('000)	$3,317	-	$(361)	-
Capital expenditures ('000)	2,340	-	6,101	-
Exploration costs ('000)	526	-	1,248	-
All-in sustaining costs ('000)	$6,183	-	$6,988	-
Divided by silver produced (oz)	331,304	-	930,848	-
All-in sustaining costs/Ag oz produced ($/oz)	$18.66	-	$7.51	-
Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
Q3-2022	Q3-2021[2]	YTD-2022	YTD-2021[2]
Cash costs ('000)	$(824)	-	$(11,615)	-
Capital expenditures ('000)	1,153	-	2,546	-
Exploration costs ('000)	479	-	1,179	-
All-in sustaining costs ('000)	$808	-	$(7,890)	-
Divided by silver produced (oz)	186,062	-	440,632	-
All-in sustaining costs/Ag oz produced ($/oz)	$4.35	-	$(17.91)	-
Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
Q3-2022	Q3-2021[2]	YTD-2022	YTD-2021[2]
Cash costs ('000)	$6,901	-	$18,757	-
Capital expenditures ('000)	1,979	-	5,925	-
Exploration costs ('000)	78	-	115	-
All-in sustaining costs ('000)	$8,958	-	$24,797	-
Galena Complex Recapitalization Plan costs ('000)	2,858	-	6,713	-
All-in sustaining costs with Galena Recapitalization Plan ('000)	$11,816	-	$31,510	-
Divided by silver produced (oz)	242,070	-	817,026	-
All-in sustaining costs/Ag oz produced ($/oz)	$37.00	-	$30.35	-
All-in sustaining costs with Galena Recapitalization Plan/Ag oz produced ($/oz)	$48.81	-	$38.57	-

1 Throughout this press release, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

2 Production results are nil for the Cosalá Operations from Q2-2020 through Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade and exclude the Galena Complex due to suspension of certain operating metrics during the Galena Recapitalization Plan implementation.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503